

April 8, 2013

<u>Via E-mail</u>
Mr. James M. Cassidy
President and Director
Tablegate Acquisition Corporation
215 Apolena Avenue
Newport Beach, CA 92662

>   **Re: Tablegate Acquisition Corporation**
>   **Amendments No.3 and No.4 to Registration Statement on Form 10**
>   **Filed March 21 and 25, 2013**
>   **File No. 0-54831**

Dear Mr. Cassidy:

We have reviewed your amendments and have the following comment.

<u>General</u>

1. Please file on EDGAR as "Correspondence" a written statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any other questions.

        Very truly yours,

        /s/ Era Anagnosti

        for Pamela A. Long
        Assistant Director